FILE NO. 82-34745

RECEIVED
2008 JAN 14 A 10:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	12/01/2007 - 12/31/2007

SUPPL

Summary

Issued & Outstanding Opening Balance :	50,886,696	As at :	12/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-20,000		
Issued & Outstanding Closing Balance :	50,866,696		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2007	Issuer Bid	-20,000
Totals		-20,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/02/2008
Last Updated:	01/02/2008

08000190

PROCESSED
JAN 15 2008
THOMSON
FINANCIAL

dly 1/14

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance :	6,934,568	As at :	12/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,934,568		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/02/2008
Last Updated:	01/02/2008

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/02/2008
Last Updated:	01/02/2008

Insider transaction detail - View details for insider

2008-01-03 11:54 ET

FILE NO. 82-34745

Transactions sorted by : **Insider**
Insider company name : **ATCO (Starts with)**
Filing date range : **January 3, 2008 - January 3, 2008**

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: ATCO LTD.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class I

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1110453	2007-12-07	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+20,000	60.5500	20,000						
1110455	2007-12-07	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-20,000		0						

END